Contact

www.linkedin.com/in/brandonjantz
(LinkedIn)
www.usatridentfc.com (Company)
www.afcyts.com (Company)

Top Skills

Football

Sponsorship

Athletics

Languages

English

Certifications

US B Coaching License

Brandon Jantz

Owner Temecula Football Club
Temecula, California, United States

Summary

Temecula Football Club was formed on August 2nd 2013 and competes in the NPSL.

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Experience

Temecula Football Club
Owner
August 2013 - Present (10 years 1 month)
USA

We are very proud to announce the commencement of Temecula, California's very first professional soccer club; Temecula Football Club. Starting in the 2014 season of the NPSL (National Premier Soccer League), Temecula FC will be competing in the Southern Conference of the NPSL's Western Region against established clubs such as:
FC Hasental, Santa Clarita Storm, Force FC, Del Rey City, and the San Diego Flash.

Temecula FC will feature a variety of Temecula Valley's talented footballers from young adults aspiring to play in the MLS or abroad in Europe, off-season college soccer players and a few former professional veterans.

With over 10,000 youth soccer players in the Southwest region of Riverside County, Temecula FC will offer a vantage point for these young players to strive for. As the elite adult soccer team in the area, we will draw attention to the many local Southern California Universities like USD, San Diego State, UCSD, Point Loma, Cal State San Marcos, Cal State Fullerton as well as many others. The best youth in the Temecula Valley will have a great facilitator to help young aspiring players find college scholarships to top Southern California universities as well as consideration from MLS teams such as the Los Angeles Galaxy. On top of local attention, we at Temecula FC plan to expose our players to professional clubs in Europe with an annual summer tour to compete in exhibition matches against off-season professional teams in Germany and other countries.

You can help be a part of Temecula FC's success by joining our network of supporters from local business sponsors to attending our fundraisers and soccer matches. Please visit our website at http://www.TemeculaFC.com/ where you can purchase tickets and Temecula FC merchandise.

For interest in sponsorships and advertising with Temecula FC, please email for details: info@temeculafc.com

Thank you and we look forward to seeing you on the pitch.

Temecula Football Club
Brandon Jantz-
Vince Paccione-

Arsenal FC
Youth Academy Director
March 2012 - May 2013 (1 year 3 months)
Temecula CA

USA Trident Football Consultants
Owner/International Player Manager
April 2006 - February 2012 (5 years 11 months)

organizing professional tryouts and tours of the UK. Identifying possible professional players for the tryouts.

Proficient Agency
Scout
2003 - January 2010 (7 years)

Scouting possible professional players

Education

California State University-Fullerton
 · (1997 - 1997)

Temecula Valley High School
Diploma, Soccer · (1994 - 1997)